SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 2)*


                         Sylvan Learning Systems, Inc.
                        ---------------------------------
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
                  -------------------------------------------
                        (Title of Class of Securities)


                                   871399101
                 --------------------------------------------
                                (CUSIP Number)


                               Michael D. Weiner
                          Apollo Management IV, L.P.
                     1999 Avenue of the Stars, Suite 1900
                                (310) 201-4100
            -----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                March 10, 2003
            --------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                             (Page 1 of 10 Pages)


CUSIP No.         871399101               SCHEDULE 13D/A
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Apollo Investment Fund IV, L.P.

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a) [ ]
                                                             (b) [X]

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO

-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                    /  /

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

-------------------------------------------------------------------------------
                                         7      SOLE VOTING POWER
                                                4,816,587 shares of Common
           NUMBER OF SHARES                     Stock (see Item 5 below)
          BENEFICIALLY OWNED             --------------------------------------
                BY EACH                  8      SHARED VOTING POWER
           REPORTING PERSON                     5,084,207 shares of Common
                 WITH                           Stock (see Item 5 below)
                                         --------------------------------------
                                         9      SOLE DISPOSITIVE POWER
                                                4,816,587 shares of Common
                                                Stock (see Item 5 below)
                                         --------------------------------------
                                        10      SHARED DISPOSITIVE POWER
                                                5,084,207 shares of Common
                                                Stock (see Item 5 below)
-------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,816,587 shares of Common Stock (see Item 5 below)

-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                      / X /

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.6% (see Item 5 below)

-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           PN
-------------------------------------------------------------------------------



CUSIP No.         871399101                        SCHEDULE 13D/A
-------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Apollo Overseas Partners IV, L.P.

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a) [ ]
                                                                 (b) [X]

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO

-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                            /  /

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

-------------------------------------------------------------------------------
                                           7     SOLE VOTING POWER
                                                 267,620 shares of Common Stock
              NUMBER OF SHARES                   (see Item 5 below)
             BENEFICIALLY OWNED            ------------------------------------
                   BY EACH                 8     SHARED VOTING POWER
              REPORTING PERSON                   5,084,207 shares of Common
                     WITH                        Stock (see Item 5 below)
                                           ------------------------------------
                                           9     SOLE DISPOSITIVE POWER
                                                 267,620 shares of Common Stock
                                                 (see Item 5 below)
                                           ------------------------------------
                                           10    SHARED DISPOSITIVE POWER
                                                 5,084,207 shares of Common
                                                 Stock (see Item 5 below)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           267,620 shares of Common Stock (see Item 5 below)

-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                          /X/
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.6% (see Item 5 below)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           PN
-------------------------------------------------------------------------------



CUSIP No.         871399101                        SCHEDULE 13D/A
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Apollo Advisors IV, L.P.

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) [ ]
                                                                (b) [X]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO

-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                       /  /

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

-------------------------------------------------------------------------------
                                           7     SOLE VOTING POWER
                                                 0 shares of Common Stock
              NUMBER OF SHARES                   (see Item 5 below)
             BENEFICIALLY OWNED           -------------------------------------
                   BY EACH                 8     SHARED VOTING POWER
              REPORTING PERSON                   5,084,207  shares of Common
                   WITH                          Stock (see Item 5 below)
                                          -------------------------------------
                                           9     SOLE DISPOSITIVE POWER
                                                 0 shares of Common Stock
                                                 (see Item 5 below)
                                           ------------------------------------
                                           10    SHARED DISPOSITIVE POWER
                                                 5,084,207 shares of Common
                                                 Stock (see Item 5 below)

-------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,084,207 shares of Common Stock (see Item 5 below)

-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                    /   /

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11.2%  (see Item 5 below)

-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           PN
-------------------------------------------------------------------------------



CUSIP No.         871399101                        SCHEDULE 13D/A
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Apollo Management IV, L.P.

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)  [ ]
                                                                (b)  [X]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO

-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                          /  /

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

-------------------------------------------------------------------------------
                                            7     SOLE VOTING POWER
                                                  0 shares of Common Stock
              NUMBER OF SHARES                    (see Item 5 below)
             BENEFICIALLY OWNED             -----------------------------------
                   BY EACH                  8     SHARED VOTING POWER
              REPORTING PERSON                    5,084,207 shares of Common
                     WITH                         Stock (see Item 5 below)
                                            -----------------------------------
                                            9     SOLE DISPOSITIVE POWER
                                                  0 shares of Common Stock
                                                  (see Item 5 below)
                                            -----------------------------------
                                            10    SHARED DISPOSITIVE POWER
                                                  5,084,207 shares of Common
                                                  Stock (see Item 5 below)

-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,084,207 shares of Common Stock (see Item 5 below)

-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                             /   /

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11.2% (see Item 5 below)

-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           PN
-------------------------------------------------------------------------------



CUSIP No.         871399101                     SCHEDULE 13D/A
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Apollo Sylvan, LLC

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) [ ]
                                                                (b) [X]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO

-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                     /  /

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

-------------------------------------------------------------------------------
                                             7     SOLE VOTING POWER
                                                   4,816,587 shares of Common
              NUMBER OF SHARES                     Stock (see Item 5 below)
             BENEFICIALLY OWNED             -----------------------------------
                 BY EACH                     8     SHARED VOTING POWER
             REPORTING PERSON                      5,084,207 shares of Common
                 WITH                              Stock (see Item 5 below)
                                            -----------------------------------
                                             9     SOLE DISPOSITIVE POWER
                                                   4,816,587 shares of Common
                                                   Stock (see Item 5 below)
                                            -----------------------------------
                                            10     SHARED DISPOSITIVE POWER
                                                   5,084,207 shares of Common
                                                   Stock (see Item 5 below)

-------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,816,587 shares of Common Stock (see Item 5 below)

-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                              /X/

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.6% (see Item 5 below)

-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           PN
-------------------------------------------------------------------------------




CUSIP No.         871399101              SCHEDULE 13D/A
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Apollo Sylvan II, LLC

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  [ ]
                                                              (b)  [X]

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO

-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                      /  /

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

-------------------------------------------------------------------------------
                                           7     SOLE VOTING POWER
                                                 267,620 shares of Common Stock
                                                 (see Item 5 below)
              NUMBER OF SHARES            -------------------------------------
             BENEFICIALLY OWNED            8     SHARED VOTING POWER
                   BY EACH                       5,084,207 shares of Common
              REPORTING PERSON                   Stock (see Item 5 below)
                     WITH                 -------------------------------------
                                           9     SOLE DISPOSITIVE POWER
                                                 267,620 shares of Common
                                                 Stock (see Item 5 below)
                                          -------------------------------------
                                           10    SHARED DISPOSITIVE POWER
                                                 5,084,207 shares of Common
                                                 Stock (see Item 5 below)

-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           267,620 shares of Common Stock (see Item 5 below)

-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                  /X/

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.6% (see Item 5 below)

-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           PN

-------------------------------------------------------------------------------



CUSIP No.         871399101                        SCHEDULE 13D/A
-------------------------------------------------------------------------------


         This Amendment No. 2 (this "Report") amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission ("SEC") on March 6, 2000 (the "Initial Schedule 13D"), as amended on Schedule 13D/A, filed with the SEC on February 20, 2003, relating to shares of common stock, $.01 par value per share (the "Common Stock"), of Sylvan Learning Systems, Inc., a Maryland corporation (the "Issuer"). Pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby file this Report on behalf of Apollo Investment Fund IV, L.P., a Delaware limited partnership ("Fund IV"), Apollo Overseas Partners IV, L.P., an exempted limited partnership registered in the Cayman Islands ("Overseas IV"), Apollo Advisors IV, L.P. a Delaware limited partnership ("Advisors IV"), Apollo Management IV, L.P., a Delaware limited partnership ("Management IV"), Apollo Sylvan, LLC, a Delaware limited liability company ("Apollo Sylvan"), and Apollo Sylvan II, LLC, a Delaware limited liability company ("Apollo Sylvan II"). Fund IV, Overseas IV, Advisors IV, Management IV, Apollo Sylvan and Apollo Sylvan II are referred to collectively as the "Reporting Persons."

         Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Initial Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 of the Initial Schedule 13D is hereby amended and restated as follows:

         On March 10, 2003, Educate Operating Company, LLC, a Delaware limited liability company ("Operating Company"), Educate, Inc., a Delaware corporation ("Holdings"), Apollo Sylvan, Apollo Sylvan II (collectively, the "Purchasers"), the Issuer, Sylvan Ventures, L.L.C., a Delaware limited liability company ("Ventures"), and Management IV entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") pursuant to which the Issuer and Ventures agreed to sell the Issuer's K-12 educational business and Ventures' interests in its subsidiaries, Connections Academy, Inc. and eSylvan, Inc. (collectively, the "Targeted Businesses"). The Asset Purchase Agreement is subject to a number of terms and conditions, including regulatory approvals. The Purchasers were formed in connection with this transaction.

         The aggregate purchase price of the Targeted Businesses is valued between $275,000,000 and $300,000,000. As part of the consideration for the purchase of the Targeted Businesses, the Purchasers shall deliver to the Issuer an amount of the Issuer's 5% Convertible Subordinated Debentures due 2010 (the "Convertible Debentures"), otherwise held by the Purchasers, with a Debenture Value (as defined in the Asset Purchase Agreement) of $72,450,000. Such amount may be reduced if the Purchasers pay a greater portion of the consideration in cash in lieu of the surrender of Convertible Debentures. The Debenture Value is calculated in accordance with the Asset Purchase Agreement, and is generally based upon the greater of $19 per underlying share and the average closing price for the 15 trading days preceding the closing.

         Pursuant to a Purchase Agreement, dated as of February 23, 2000, by and among Fund IV, Overseas IV and the Issuer, Fund IV and Overseas IV purchased an aggregate of $80 million principal amount of the Convertible Debentures. Concurrently therewith, the Issuer and Management IV, on behalf of Fund IV and Overseas IV (the "Apollo Entities"), entered into an Investors Agreement (the "Investors Agreement"), generally providing for transfer restrictions on the Convertible Debentures, nomination rights for two board designees, restrictions on purchases of voting securities of the Issuer and certain corporate governance rights, and the Issuer entered into a Registration Rights Agreement granting certain registration rights to the Apollo Entities. In connection with the Asset Purchase Agreement, the Apollo Entities and the Issuer have agreed to amend certain provisions of the Investors Agreement (the "Investors Amendment"). With the exceptions of an amended right of the Apollo Entities to nominate one person to the board of directors of Issuer as long as the Apollo Entities own, directly or upon conversion of the Convertible Debentures, at least 1,000,000 shares of Common Stock, and amendments regarding the restrictions on the purchase of voting securities of the Issuer, the Investors Amendment will eliminate all of the remaining covenants contained in the Investors Agreement. If the Asset Purchase Agreement is terminated under certain circumstances, the Apollo Entities shall have the right to sell their interest in Ventures to the Issuer for an amount equal to approximately $46,000,000 (plus any capital contributions made by the Apollo Entities after the date of the Asset Purchase Agreement). This payment may be made, at the election of the Apollo Entities, in cash or in Common Stock of the Issuer based upon the average of the daily closing prices (as quoted on the NASDAQ Stock Market) per share of the Common Stock for the 15 consecutive trading days immediately prior to the date the Apollo Entities make their payment election. In connection with the Asset Purchase Agreement, each of Fund IV and Overseas IV transferred its ownership of Convertible Debentures to Apollo Sylvan and Apollo Sylvan II, respectively.

Item 5.  Interest in Securities of the Issuer.

         Part (a) of Item 5 of the Initial Schedule 13D is hereby amended and restated as follows:

         (a) The calculations included herein are based on a total of 45,408,085 shares of Common Stock outstanding as of the date of this Report (40,323,878 shares of Common Stock outstanding as of November 5, 2002, as last reported by the Issuer in its Form 10-Q filed with the SEC on November 12, 2002, which shares do not include convertible securities, plus 5,084,207 shares of Common Stock issuable to the Reporting Persons upon conversion of the Convertible Debentures). The Reporting Persons, by reason of their ownership, have beneficial ownership of an aggregate of 5,084,207 shares of Common Stock, representing approximately 11% of the outstanding shares of Common Stock. Upon consummation of the transaction contemplated in the Asset Purchase Agreement, including the delivery of the Convertible Debentures to the Issuer, the Reporting Persons will individually and collectively have beneficial ownership of less than 5% of the shares of Common Stock.

Item 7.  Materials to Be Filed as Exhibits.

Exhibit 1 Asset Purchase Agreement, dated as of March 10, 2003, by and among Educate Operating Company, LLC, Apollo Sylvan, LLC, Apollo Sylvan II, LLC, Educate, Inc., Sylvan Learning Systems, Inc. and Sylvan Ventures, L.L.C. (and only with respect to Section 5.22, Apollo Management IV, L.P.)

Exhibit 2 Form of First Amendment to the Investors Agreement dated as of February 23, 2000, by and between Sylvan Learning Systems, Inc. and Apollo Management IV, L.P.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 11, 2003

                      APOLLO INVESTMENT FUND IV, L.P.

                      By: Apollo Advisors IV, L.P., its General Partner
                             By: Apollo Capital Management IV, Inc.,
                                 its General Partner


                             By:  /s/ Michael D. Weiner
                                  ---------------------------------
                             Name:  Michael D. Weiner
                             Title: Vice President, Apollo Capital
                                    Management IV, Inc.


                      APOLLO OVERSEAS PARTNERS IV, L.P.

                      By: Apollo Advisors IV, L.P., its Managing General Partner
                             By: Apollo Capital Management IV, Inc.,
                                 its General Partner


                             By:  /s/ Michael D. Weiner
                                  -----------------------------------
                             Name:  Michael D. Weiner
                             Title: Vice President, Apollo Capital
                                    Management IV, Inc.


                      APOLLO ADVISORS IV, L.P.

                      By: Apollo Capital Management IV, Inc.,
                          its General Partner


                             By:  /s/ Michael D. Weiner
                                  ----------------------------------
                             Name:  Michael D. Weiner
                             Title: Vice President, Apollo Capital
                                    Management IV, Inc.


                      APOLLO MANAGEMENT IV, L.P.

                      By: AIM Management IV, Inc.


                             By: /s/ Michael D. Weiner
                                 ---------------------------------------
                             Name:  Michael D. Weiner
                             Title: Vice President, Apollo Capital
                                    Management IV, Inc.


                      APOLLO SYLVAN, LLC


                             By:   /s/ Michael D. Weiner
                                   ------------------------------------
                             Name:  Michael D. Weiner
                             Title: Vice President and Secretary


                      APOLLO SYLVAN II, LLC


                             By:  /s/ Michael D. Weiner
                                  -----------------------------------
                             Name:  Michael D. Weiner
                             Title: Vice President and Secretary